

May 7, 2014

<u>Via E-mail</u>
Paul Laird
Chief Executive Officer
Diversified Resources, Inc.
1789 W. Littleton Blvd.
Littleton, CO 80120

   Re: Diversified Resources, Inc.
     Item 4.01 Form 8-K
     Filed January 13, 2014
     File No. 333-175183

Dear Mr. Laird:

  We issued comments on the above captioned filing on January 15, 2014. On April 22, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

  You may contact Suying Li at (202) 551-3335 or me at (202) 551-3769 if you have any questions.

       Sincerely,

       /s/ Rufus Decker

       Rufus Decker
       Branch Chief